EXHIBIT 11 — STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

	December 31, 2002	December 31, 2001	December 31, 2000

Net Income	$416,893,271	$331,483,891	$234,765,010

Common and Common Equivalent Shares:

Weighted Average Common Shares Outstanding	159,772,588	159,563,045	167,214,035
Weighted Average Common Equivalent Shares — Options	820,780	1,030,638	954,326
Weighted Average Common Equivalent Shares — Restricted Stock	1,055,366	788,078	362,179

Weighted Average Common and Common Equivalent Shares	161,648,734	161,381,761	168,530,540

Net Income per Common Equivalent Share — Basic	$2.61	$2.08	$1.40
Net Income per Common Equivalent Share — Diluted	$2.58	$2.05	$1.39